UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement with the Indian Stock Exchanges

This is further to the disclosure made by ICICI Bank Limited (the Bank) dated September 23, 2025 regarding the receipt of a Show Cause Notice (SCN) from the Deputy Commissioner of Revenue, West Bengal which included an issue relating to Goods and Services Tax (GST) demand on services provided by the Bank to customers maintaining specified minimum balances in their accounts.

On December 30, 2025 at 06:01 p.m., the Bank has received an Order under Section 73 of the West Bengal Goods and Services Act, 2017 from the above authority raising a GST demand amounting to ₹ 16,03,30,178/-(tax ₹ 8,67,57,468/-, interest ₹ 6,48,96,963/- and penalty ₹ 86,75,747/-) for the same subject matter.

While the Bank is in litigation (including writ petition) on a similar issue raised in orders/SCNs in the past, since the aggregate/cumulative amount involved in the above crosses the materiality threshold, this matter is being reported.

The Bank will take appropriate steps, including contesting the Order through an appeal within the prescribed timelines.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: December 31, 2025	By:		/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Associate Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India